
07076192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
OCT 2 2 2007
1086

# *Form 11-K*

(Mark one)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

PROCESSED
NOV 0 6 2007
THOMSON
FINANCIAL

Commission file number 1-08164

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk, Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: [signature]

Philip Fornecker
Vice President Finance

Dated: October 15, 2007



**PricewaterhouseCoopers LLP**
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

October 12, 2007

Mr. Philip F. Fornecker
Vice President, Strategic Business Operations
Savings Plan Administration
Novo Nordisk, Inc.
100 College Road West
Princeton, NJ 08540

Dear Mr. Fornecker:

Enclosed is our manually signed report relating to the use in the Annual Report on Form 11-K of our report dated June 28, 2006 relating to the financial statements of the Novo Nordisk, Inc. 401(k) Savings Plan at December 31, 2005. Also enclosed is our manually signed consent relating to the incorporation by reference in the following Registration Statement of our report.

Our manually signed report and consent serve to authorize the use of our name on our report and consent in the filing of the Novo Nordisk, Inc. 401(k) Savings Plan Annual Report on Form 11-K with the SEC.

Please provide us with an exact copy of the Annual Report on Form 11-K as filed with the SEC.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP



**PricewaterhouseCoopers LLP**
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

## Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan), (the "Plan") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 28, 2006



**PricewaterhouseCoopers LLP**
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

**Report of Independent Auditors**

To the Participants and Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan), (the "Plan") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 28, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-83724 and 333-82318) of Novo Nordisk, Inc. of our report dated June 28, 2006 relating to the financial statements of the Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan), which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
October 12, 2007

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the registration statements (Nos. 33383724 and 33382318) on Form S-8 of Novo Nordisk A/S of our report dated October 15, 2007 on the financial statements and supplemental schedules of the Novo Nordisk, Inc. 401(K) Savings Plan, which is included in this annual report (Form 11-K) as of and for the year ended December 31, 2006.

Amper, Politziner & Mattia

AMPER, POLITZINER & MATTIA, P.C.

October 15, 2007
Bridgewater, New Jersey

## Report of Independent Registered Public Accounting Firm

To Members and Plan Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Amper, Politziner & Mattia

AMPER, POLITZINER & MATTIA, P.C.

October 15, 2007
Bridgewater, New Jersey

NOVO NORDISK, INC. 401(K) SAVINGS PLAN

December 31, 2006 and 2005



Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk, Inc. 401(k) Savings Plan.

NOVO NORDISK, INC. 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31,

| | 2006 | 2005 |
|---|---|---|
| Investments, at fair value | | |
| Mutual funds and money market funds | $ 182,226,514 | $ 133,523,437 |
| Common stock | 48,413,789 | 34,296,863 |
| Loans to participants | 4,515,316 | 3,834,159 |
| | 235,155,619 | 171,654,459 |
| Cash | 55,706 | 16,494 |
| Receivables | | |
| Participant contributions | 414,126 | 328,240 |
| Employer contributions | 711,898 | 569,328 |
| Other | 31,600 | 19,502 |
| | 1,157,624 | 917,070 |
| Net assets available for benefits | $ 236,368,949 | $ 172,588,023 |

See accompanying notes to financial statements.

NOVO NORDISK, INC. 401(K) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

| | | |
|---|---|---|
| Additions to net assets attributed to | | |
| Investment income | | |
| Net appreciation in fair value of investments | $ 25,786,510 | |
| Interest | 1,345,891 | |
| Dividends | 8,155,838 | |
| | | $ 35,288,239 |
| Contributions | | |
| Employer | 21,321,934 | |
| Participant | 17,369,410 | |
| Participant rollovers | 6,836,482 | |
| | | 45,527,826 |
| Total additions | | 80,816,065 |
| Deductions from net assets attributed to | | |
| Benefits paid to participants | 15,150,005 | |
| Administrative expenses | 42,330 | |
| Total deductions | | 15,192,335 |
| Net increase prior to transfer | | 65,623,730 |
| Transfer to related plan | | 1,842,804 |
| Net increase | | 63,780,926 |
| Net assets available for benefits, beginning of year | | 172,588,023 |
| Net assets available for benefits, end of year | | $ 236,368,949 |

See accompanying notes to financial statements.

Note 1 - Description of Plan

The following description of the Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk, Inc. is a wholly-owned subsidiary of Novo Nordisk Holdings, Inc., a wholly-owned subsidiary of Novo Nordisk of North America, Inc., which is a wholly-owned subsidiary of Novo Nordisk A/S.

The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk, Inc., Novo Nordisk Delivery Technologies, Inc., Novo Nordisk Pharmaceutical Industries, Inc. and NNE US, Inc. (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

A new retirement savings plan was established for Novo Nordisk, Inc. employees who were based in Puerto Rico. Effective July 2006, all of the assets for these employees were transferred out to the Novo Nordisk Puerto Rico 401(k) Plan.

Effective July 1, 2006, employees who are residents of Puerto Rico are no longer eligible to participate in the Plan. Refer to Note 9 for further information concerning these employees.

Novo Nordisk Delivery Technologies, Inc. ("NNDT") acquired manufacturing equipment and leasehold improvements from Aradigm Corporation ("Aradigm") in a transaction that closed on January 26, 2005 (the "Closing Date"). As a result, some current and former employees of Aradigm became employees of NNDT. As formally executed on April 19, 2005, these employees, immediately following the Closing Date or prior to the transition period ending April 30, 2005 were granted past service credits for purposes of eligibility and vesting in the Plan from their date of hire by Aradigm.

The Plan is administered by a management committee appointed by the Board of Directors of Novo Nordisk, Inc.

Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may roll over interests from prior employers' qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The additional amounts may be deferred only when the maximum pre-tax contribution has been made. The maximum catch-up contribution in 2006 is $5,000. After 2006, the maximum catch-up contribution may increase for cost-of-living adjustments.

Note 1 - Description of Plan (continued)

Contributions (continued)

Effective July 1, 2006, all full-time employees who were hired on or after October 1, 2005, shall have their compensation automatically reduced by 2% (pre-tax basis), which shall be deemed to be the participant's salary reduction election if the participant does not elect to defer a portion of compensation within 60 days of entering the Plan. The amendment was executed on October 4, 2005.

The Companies' contributions are discretionary. For the year ended December 31, 2006, the Companies' cash contributions represent 8% of each participant's annual compensation. The Companies also made additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

Vesting Benefits and Forfeitures

Company contributions to participants' accounts vest according to the following schedule:

| Years of Service | Vesting % |
|---|---|
| Less than 1 | 0 |
| 1 | 33 |
| 2 | 66 |
| 3 or more | 100 |

Participants are 100% vested in their own contributions.

At December 31, 2006 and 2005, there were approximately $1,018,000 and $409,000, respectively, of forfeitures remaining in the Plan. Forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required per employees that were erroneously omitted as participants of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employers' contributions.

Participant Accounts

Each participant's account is credited with the participant's and the Companies' contributions and allocations of investment income, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Loans

Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at rates that range from 5% to 10.5%, which are commensurate with market rates for similar loans at issue date.

Note 1 - Description of Plan (continued)

Payment of Benefits

On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59½. There were no withdrawals or distributions approved but not yet paid to participants as of December 31, 2006 and 2005.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value. Common stock is valued at its quoted market price. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. Money market funds are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employees' and employers' contributions are recorded in the period in which the Companies make the payroll deductions from the participant earnings.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan.

Note 3 - Tax Status

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 25, 2003, which stated that the Plan and related trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the Internal Revenue Code.

Note 4 - Investments

The Plan's investments are held by Schwab Retirement Plan Services, the trustee. The following table presents the Plan's investments as of December 31, 2006 and 2005 that represent 5% or more of the Plan's net assets as of year end:

| | 2006 | 2005 |
|---|---|---|
| Growth Fund of America | $ 27,482,652 | $ 15,756,085 |
| DWS Dreman High Return Equity Fund | 25,279,135 | - |
| Europacific Growth Fund | 23,260,886 | 13,201,288 |
| Schwab Value Advantage Fund | 22,241,170 | 15,822,987 |
| Schwab S&P 500 Index Investment Fund | 19,568,391 | 15,645,154 |
| Schwab Markettrack Balanced Fund | 12,286,488 | 9,983,409 |
| Scudder-Dreman High Return Equity Fund | - | 21,977,499 |
| Baron Small Cap Fund | * | 8,961,556 |
| Common stock | | |
| Novo Nordisk A/S, American Depositary Shares | 48,413,789 | 34,296,863 |

* Investments less than 5% of net assets.

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

| | |
|---|---|
| Mutual Funds | $ 9,955,632 |
| Common Stock | 15,830,878 |
| | $ 25,786,510 |

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 7 - Party-in-Interest Transactions

Certain Plan investments are managed by Schwab Retirement Plan Services. Schwab Retirement Plan Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2006 and 2005, the total market value of investments managed by Charles Schwab amounted to $63,994,775 and $49,441,251, respectively. Fees paid by the Plan for the investment management services amounted to $42,330 for the year ended December 31, 2006. Schwab Retirement Plan Services is also the recordkeeper of the Plan.

Novo Nordisk, Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2006 and 2005, the market value of investments in Novo Nordisk A/S common stock was $48,413,789 and $34,296,863, respectively.

Note 8 - Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Transfer of Assets

On July 1, 2006, a new retirement savings plan was established for Novo Nordisk, Inc. employees who are based in Puerto Rico. This is a branch sales office ("Branch") of Novo Nordisk, Inc. The Branch, through its employment of pharmaceutical representatives, provides product samples and information to local physicians concerning the therapeutic benefit of Novo Nordisk, Inc. products.

Novo Nordisk Puerto Rico 401(k) Plan was established and effective on July 1, 2006. All of the assets existing in Novo Nordisk, Inc. 401(k) Savings Plan, for those employees based in Puerto Rico, were transferred to Novo Nordisk Puerto Rico 401(k) Plan on July 12, 2006, amounting to $1,842,804.

Note 10- Subsequent Event

Effective July 1, 2007, all employees who became participants of the Plan prior to October 1, 2005, shall have their compensation automatically reduced by 2% (pre-tax basis), which shall be deemed to be the participant's salary reduction election if the participant does not elect to defer a portion of compensation. The amendment was executed on June 1, 2007.

NOVO NORDISK, INC. 401(K) SAVINGS PLAN
(Formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan)
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

| Identity of issuer, borrower, lessor or similar party | Description of Investment | Cost | Fair Value |
|---|---|---|---|
| Growth Fund of America | Mutual fund | ** | $ 27,482,652 |
| DWS Dreman High Return Equity Fund | Mutual fund | ** | 25,279,135 |
| Europacific Growth Fund | Mutual fund | ** | 23,260,886 |
| * Schwab Value Advantage Fund | Money market fund | ** | 22,241,170 |
| * Schwab S&P 500 Index Inv | Mutual fund | ** | 19,568,391 |
| * Schwab Markettrack Balanced Fund | Mutual fund | ** | 12,286,488 |
| Baron Small Cap Fund | Mutual fund | ** | 10,740,072 |
| Franklin U.S. Govt Securities | Mutual fund | ** | 8,743,830 |
| Royce Opportunity | Mutual fund | ** | 6,612,949 |
| * Schwab Markettrack Growth Fund | Mutual fund | ** | 6,379,723 |
| WF Advantage Total Return Bd | Mutual fund | ** | 5,125,552 |
| Ariel Appreciation | Mutual fund | ** | 4,674,182 |
| * Schwab Markettrack Conservative Fund | Mutual fund | ** | 3,515,824 |
| Thornburg Value-Institut CI | Mutual fund | ** | 3,246,149 |
| Goldman Sachs Mid Cap Value Fund | Mutual fund | ** | 2,130,829 |
| Rainer Small/Mid Cap Equity | Mutual fund | ** | 935,503 |
| * Schwab U.S. Treasury Money Fund | Money market fund | ** | 3,179 |
| * Novo Nordisk A/S, American Depositary Shares | Common stock | ** | 48,413,789 |
| * Participant loans, with interest rates ranging from 5.00%to 10.50% and with maturities through 2022. | Participant loans | - 0 - | 4,515,316 |
| Total investments | | | $ 235,155,619 |

* Party-in-interest.

** Cost information not required for participant-directed investments.

See accompanying independent auditors' report.




END